Celsius Holdings, Inc.

2424 North Federal Highway-Suite 208

Boca Raton, FL 33431

March 4, 2021

CELSIUS HOLDINGS, INC. HAS REQUESTED CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R § 200.83 OF THE REDACTED PORTIONS OF THIS LETTER WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[CONFIDENTIAL].” THE COMPANY HAS DELIVERED A COMPLETE UNREDACTED COPY OF THIS LETTER TO THE DIVISION OF CORPORATION FINANCE.

Via EDGAR Filing

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549-3629

Attention:	SiSi Cheng
Anne Mcconnell

Re:	Celsius Holdings, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2019 (the “2019 Form 10-K”)
Filed March 12, 2020
Form 10-Q for the Period Ended September 30, 2020
Filed November 12, 2020
File No. 001-34611

Dear Ms. Cheng and Ms. Mcconnell:

In connection with the Staff’s letter of February 11, 2021 (the “Letter”), the following sets forth the Company’s response to the remaining comments set forth in the Letter. For your convenience, the response to each comment follows the comment itself.

Form 10-Q for the Quarter Ended September 30, 2020

Consolidated Statements of Operations and Comprehensive Income, page 2

Comment:

1.	We note your response to prior comment 1, including your view that the amortization of intangibles that relates to acquired customer relationships is non-operational in nature.

Please address the following:

•	Explain the specific nature of the customer relationships you acquired in the Func Food acquisition and tell us if they are used in your current business;

•	Explain the specific factors you considered in estimating the 25 year useful life for the customer relationships you acquired. Refer to ASC 350-30-35-3;

•	To the extent the customer relationship intangibles are used in your current business, we believe presenting the related amortization below income from operations is not appropriate given that customer relationships are related to your business and are integral to your revenue generating activities; and

•	To the extent the customer relationship intangibles are not used in your current business, tell us how you have assessed them for impairment.

Response:

The customer relationships acquired in the Func Food acquisition consisted of Func Food’s Swedish and Finnish customer bases, which include relationships with retailers, wholesalers, and health stores. These relationships are used in our current business.

The estimated 25-year useful life for the customer relationships was based on a historical attrition analysis and discussions with local management and represents the total number of years before a cut-off point at which the cash flows contributing to the value of the asset become negligible. External valuation experts were engaged to perform a thorough analysis to confirm and provide proper valuation guidance, which included considerations around a reasonable useful life regarding the realization of these assets. Attached please find the full report from these experts which contains all the specific and detailed calculations, assumptions and estimates (Exhibit A).

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
BY CELSIUS HOLDINGS, INC.: CELH-001

Securities and Exchange Commission

March 4, 2021

In considering the illustrative factors of ASC 350-30-35-3 and additional guidance given in past SEC letters, in which “churn” rate of customers is mentioned as a possible factor to consider in estimating the useful life, we believed the attrition-based approach was the most direct and relevant factor in estimating the useful life of the customer relationships. We also considered the composition of the types of customers, both with respect to Func Food and Celsius’ own historical experience with similar customer relationships, noting that such relationships are long-standing, with low attrition and a very high concentration in a limited number of major retailers. As such, the relationships that have been developed carry a significant intangible value and it is reasonable to estimate that this benefit will be derived over many years. These relationships are vital in the placing of product at these key retailers and in gaining additional market share (e.g. “shelf space”, preferred locations including coolers and having POP material and displays).

We acknowledge your position that amortization related to customer relationship intangibles should be presented within income from operations and, while we still believe our original position holds merit, we will reclassify the presentation of amortization related to customer relationship intangibles to general and administrative expenses beginning with our Form 10-K for the year ended December 31, 2020. We believe presenting amortization in general and administrative expenses, as opposed to cost of revenue, is appropriate as it is most consistent with the nature of the asset, which is not directly linked to or used in the sourcing and distribution of products to our customers.

Form 10-K for the Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 21

Comment:

2.	We note your response to prior comment 5. Please amend your Form 10-K for the year ended December 31, 2019 to include a revised report from your auditor regarding their assessment of your internal control over financial reporting that appropriately references the scope of the assessment regarding the acquired business that was excluded from management’s assessment of internal control over financial reporting. In the amended filing, please also include a revised report from management regarding your assessment of internal control over financial reporting that identifies the acquired business and indicates the significance of the acquired business to your consolidated financial statements. Refer to Question 3 of the Frequently Asked Question on Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports available on our website at: https://www.sec.gov/info/accountants/controlfaq.htm.

Response:

We have been informed that our auditors will be issuing two opinions as it relates to our 2020 comparative financial statements. As such, they will be complementing their 2019 opinion regarding the internal control environment to reflect that it did not cover an assessment of the internal controls of the acquired entity which is in-line with management’s disclosure.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
BY CELSIUS HOLDINGS, INC.: CELH-002

Securities and Exchange Commission

March 4, 2021

We do not believe that amending our Form 10-K for the year ended December 31, 2019 would provide any benefit or any additional value to our investors, given the amount of time that has elapsed since its filing. We also note that as part of our post-acquisition assessment of the acquired business' internal controls over financial reporting, we have concluded that they are effective, which provides further comfort that there are or were not any underlying issues that would have been material for disclosure in the Form 10-K for the year ended December 31, 2019. This post-acquisition assessment has involved significant time and resources, both internal and external, including the assistance of Grant Thornton in the Nordics, in evaluating the acquired business' internal controls over financial reporting and integrating them with our own.

Lastly, adequate disclosure was provided in our Form 10-K for the year ended December 31, 2019 to allow our investors to understand the scope of management’s assessment of internal control over financial reporting and that any impact of the acquired business on the Company’s internal control over financial reporting from the date of the acquisition, October 25, 2019, through December 31, 2019 was immaterial. We noted the limited period of time during which the acquired business was part of our consolidated results (a little over only two months), the fact that post-acquisition activity of the acquired business was immaterial for the year ended December 31, 2019, and the non-complex nature and composition of the acquired business’ transactions and assets and liabilities. Further, while not a primary factor in this consideration, we also note that the significance of the acquired business is readily apparent from the footnote disclosure related to the acquisition.

Comment:

3.	We note your response to prior comment 9. In light of the deficiencies related to management’s report on internal control over financial reporting, your auditor’s report regarding their assessment of your internal control over financial reporting, along with your omission of the required interim financial statements for 2019 and required annual audited financial statements for 2018 covered by an unqualified auditors’ report for your significant acquisition of Func Food, we believe there is a strong indication that your disclosure control and procedures were not effective as of December 31, 2019. In light of these facts, please amend your Form 10-K for the year ended December 31, 2019 to disclose that your disclosure control and procedures were not effective and explain the reasons why.

Response:

While we acknowledge that some nominal required information was omitted from Form 10-K, we strongly believe that this is an area in which there needs to be consideration regarding materiality and professional judgement within our filings and disclosures. Therefore, we respectfully disagree that there is a strong indication that our disclosure control and procedures were not effective as of December 31, 2019. We believe we have provided valid explanations for why the information was omitted and the omissions were intentional and well thought out, with the exception of the inadvertent omission of the comparative interim period for the nine months ended September 30, 2018, which is clearly immaterial for disclosure purposes.

We understand the SEC has allowed companies to omit certain information required by Rule 3-13 when it is deemed to be burdensome to comply with the requirement. The SEC has encouraged registrants to seek modifications to their financial reporting requirements under Regulation S-X, Rule 3-13, particularly when the requirements are burdensome but may not be material to the total mix of information available to investors. Rule 3-13 has historically given the Staff the authority to permit the omission or substitution of certain financial statements otherwise required under Regulation S-X where consistent with the protection of investors. Examples of waiver requests under Rule 3-13 include the omission of one or more years of historical financial statements for a recently acquired business that is subject to Regulation S-X, Rule 3-05.5. In May 2020, the SEC issued a final rule that amended the financial statement requirements for acquisitions of businesses. One of the key amendments included was to “permit the use of abbreviated financial statements for an acquiree in certain circumstances without a request for SEC staff permission.” Although this amendment came out subsequent to the period in question, it further represents the exceptions that have historically been granted to other filers and supports our position.

Although we acknowledge that we did not seek out waivers from the SEC in advance of our filing, this does not change the nature of our conclusion that investors received an adequate amount of information about the acquired business to make informed investment decisions which have now been validated by the results of operations during the past approximately 14 months.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
BY CELSIUS HOLDINGS, INC.: CELH-003

Securities and Exchange Commission

March 4, 2021

Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

Segment Reporting, page F-8

Comment:

4.	We note your response to prior comment 7. Please revise future filings to disclose revenue and long-lived assets attributed to the U.S., your country of domicile, and to any other individual countries that are material (over 10%) as provided in your response letter.

Response:

We will revise future filings to disclose revenue and long-lived assets attributed to the U.S., our country of domicile, and to any other individual countries that are material (over 10%) beginning with our Form 10-K for the year ended December 31, 2020.

The following illustrates our expected disclosures:

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[…]

Long-lived Asset Geographic Data

The following table sets forth long-lived asset information, excluding goodwill and intangibles, where individual countries represent a material portion of the total:

	December 31,		December 31,
	2020		2019

United States	$	[*]	$	[*]

Sweden		[*]		[*]
Finland		[*]		[*]
Long-lived assets related to foreign operations		[*]		[*]
Total long-lived assets	$	[*]	$	[*]

[…]

3.	REVENUE

[…]

All of the Company’s North America revenue is derived from the United States, which is the Company’s country of domicile. Of the Company’s total foreign revenues of $[*] million and $[*] million for the years ended December 31, 2020 and 2019, respectively, the only individual country that represents a material portion of total consolidated revenue was Sweden, which had total revenues of approximately $[*] million and $[*] million for the years ended December 31, 2020 and 2019, respectively. Revenue is attributed to countries based on the location of the customer.

[…]

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
BY CELSIUS HOLDINGS, INC.: CELH-004

Securities and Exchange Commission

March 4, 2021

6. Note Receivable, page F-16

Comment:

5.	We note your response to prior comment 8 in which you indicate you determined the note receivable from Qifeng is not related to the license agreement because none of the terms or underlying economics are interdependent; however, we note the note receivable and license agreement were entered into at the same time, with the same party, and require fixed cash payments over a five year time period. In addition, it is not clear to us why Qifeng would reimburse you for past investments you made in the China market in previous years to develop your brand without the license agreement. Please more fully address the following:

•	Explain the reasons for the change in your distribution strategy in the Asian region relative to your relationship with Qifeng;

•	Explain what each party obtained and/or transferred as a result of the agreement; and

•	Explain the reasons why Qifeng would agree to reimburse you for past investments you made in the China market in previous years to develop your brand without the license agreement. Also, explain if any amounts being paid by Qifeng will be used to continue to develop your brand in the Asian region.

Response:

[CONFIDENTIAL]

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
BY CELSIUS HOLDINGS, INC.: CELH-005

Securities and Exchange Commission

March 4, 2021

Please advise as to your concurrence with the above. If you have any further questions or comments, kindly contact the undersigned at (561) 276-2239.

Very truly yours,

CELSIUS HOLDINGS, INC.

By:	/s/ Edwin Negron-Carballo
Edwin Negron-Carballo, Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
BY CELSIUS HOLDINGS, INC.: CELH-006

EXHIBIT A

VALUATION REPORT

[CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBIT]

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83
BY CELSIUS HOLDINGS, INC.: CELH-007